MAX BERUEFFY

Senior Counsel

Writer’s Direct Number: (205) 268-3581

Facsimile Number: (205) 268-3597

Toll-Free Number: (800) 627-0220

October 18, 2019

VIA EDGAR AND E-MAIL

Ms. Sally Samuel, Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, DC  20549

samuels@sec.gov

Re:                             Protective Strategic Objectives II VUL

Protective Variable Life Separate Account

Protective Life Insurance Company

Initial Registration Statement on Form N-6 (File No. 333-232740)

Dear Ms. Samuel:

On July 19, 2019, Protective Life Insurance Company (the “Company”) and Protective Variable Life Separate Account (the “Separate Account”) filed the above-referenced initial registration statement on Form N-6 with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933 (the “Registration Statement”) for certain individual flexible premium variable and fixed life insurance policies (the “Policies”).  On behalf of the Company and the Separate Account, we are transmitting this letter in response to comments received from the staff of the Commission (“Commission Staff”) in a letter to counsel for the Company dated September 17, 2019 and in anticipation of filing with the Commission Pre-Effective Amendment No. 1 (the “Amendment”) to the Registration Statement.

The paragraphs below provide the Company’s response to each comment raised by the Commission Staff.  For the Commission Staff’s convenience, each of the Staff’s comments is set forth in full below, and then the response follows.  We have enclosed pages from the draft Amendment marked to indicate the changes from the Registration Statement that we propose to make in response to the Commission Staff’s comments.

Prospectus Comments

1.              Comment: General Comment - Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement.  We may have further comments when you supply the omitted information.

Response: The Company confirms that all missing information, including all exhibits, will be filed in the Amendment to the Registration Statement.

2.              Comment: General Comment- Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies.

Response: There are no guarantees or support agreements with third parties to support any of the Company’s guarantees under the Policy.  The Company is solely responsible for paying out on any guarantees associated with the Policy.

3.              Comment: Fee Tables — The “Transaction Fees” table indicates a current Transfer Fee charge.  This is inconsistent with footnote 2 and other disclosure in the prospectus that states that the Company does not currently assess a transfer fee.  Please reconcile.

Response: The Company has revised the disclosure in the “Transaction Fees” table to reflect that the Company does not currently assess a transfer fee.

The Company also revised the corresponding footnote to state that the Company currently does not charge a transfer fee but reserves the right to do so in the future for each transfer after the first 12 transfers in any Policy Year.  The Company will give written notice at least thirty (30) days before it imposes a transfer fee.

4.              Comment: Fee Tables — With respect to the “Net Cost of Loans” charge, please reflect the Maximum Guaranteed charge for carryover loans.

Response: The Company has revised the disclosure in the “Periodic Charges Other Than Series Fund Operating Expenses” table for the Net Cost of Loans charge to include the Maximum Guaranteed charge for carryover loans.

5.              Comment: Fee Tables- We note that the representative insured classification used for the cost of the insurance charge and other periodic charges is different than the representative insured classifications used for the Accidental Death Benefit Rider, the Disability Benefit Rider, Protected Insurability Benefit Rider and the Extended Care Rider.  Please supplementally explain the reason for the difference or revise the tables to use the same representative insured classification.

Response:  The Company notes that General Instruction 3.(b) to Item 3 of Form N-6 requires a Registrant to disclose for each charge based on individual characteristics the identity of and charge for a representative insured under a separate sub-caption.  As such, Form N-6 contemplates that a different representative insured may be used for each charge based on individual characteristics.  Using the same representative insured for all varying charges based on individual characteristics when that representative insured would not be truly representative for each charge is not consistent with the purposes of the fee table.  In that regard, in identifying the representative insured for each charge based on individual characteristics, the Company considered the sales experience of its currently sold variable universal life insurance policies to identify the representative insured for the base policy and then separately, where applicable, for each rider.

6.              Comment: Fee Tables- Please confirm supplementally that there are no premium taxes assessed under the Policy. If there are such fees, add the line item to the table as required by Item 3, Instruction 1(c), and add disclosure later per Item 5 of Form N-6.

Response: The Company confirms that there are no premium taxes assessed under the Policy.

7.              Comment: Loan Repayment— Please explain why the rate of interest to be credited to the Loan Account will not be determined in advance of each calendar year.  When will the rate be determined and when will policy holders get notice of a new rate?  Please specify.

Response: The Company has added clarifying disclosure on page 26 of the prospectus in response to the Commission Staff comment.  The added disclosure is in italics below:

The Loan Account is credited with an effective annual interest rate of not less than 1% (3% currently). Protective Life determines the rate of interest to be credited to the Loan Account and may redetermine it at any time.  Once determined, the rate of interest is credited until at least the next Policy Year following the date on which Protective Life determined the rate of interest to be credited to the Loan Account.  On each Policy Anniversary, the interest earned on the Loan Account since the previous Policy Anniversary is transferred to the Sub-Accounts and to the Fixed Account.  The interest is transferred and allocated to the Sub-Accounts and the Fixed Account in the same proportion that Net Premiums are allocated.  Protective

Life’s ability to credit interest on Policy Value in the Loan Account is subject to the Company’s financial strength and claims paying ability.

8.              Comment: Part C-Exhibits- We note that exhibit 99.7(A), reinsurance agreement, appears to have redacted information. If you intend to file the agreement with redacted information, please refer to the requirements set forth in the FAST Act Modernization and Simplification of Regulation S-K, Investment Company Act Release No. 10618 (Mar. 20, 2019). See Form N-6, Item 26(g), Instruction 3. Otherwise, the unredacted agreement should be filed.

Response:  The Company inadvertently filed a form of reinsurance agreement as an exhibit to the Registration Statement.  Also, the Company does not plan to have in place a reinsurance agreement that would pertain to the Policies as of the anticipated effective date of the Registration Statement.  If the Company enters into a reinsurance agreement that pertains to the Policies in the future, the Company would file the reinsurance agreement as an exhibit to a post-effective amendment to the Registration Statement, and if the Company were to redact information from such agreement, the Company would do so in accordance with the requirements set forth in FAST Act Modernization and Simplification of Regulation S-K release.  For the reasons noted, the Company will remove the reference to the reinsurance agreement from the exhibit list in the Amendment.

*               *              *

In addition to the enclosed marked pages, please note that the Company has made certain non-material and stylistic changes to the prospectus disclosure.

The Company intends to file with the Commission the Amendment as soon as practical.  Acceleration requests from the Company and from the principal underwriter will accompany the Amendment and will request acceleration of the effectiveness of the Registration Statement to November 1, 2019.  Any assistance you can provide the Company in meeting this request would be very much appreciated.

Please do not hesitate to call the undersigned at (205) 268-3581, or our counsel Thomas Bisset at (202) 383-0118 with any questions or comments concerning this response.  We greatly appreciate the Staff’s efforts in assisting the Company with this filing.

Very truly yours,

/s/ Max Berueffy

Max Berueffy

cc: Thomas Bisset, Esq.